FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934


                              For February 2, 2006

                           BLUEPHOENIX SOLUTIONS LTD.
                 (Translation of Registrant's Name into English)

                     8 MASKIT STREET, HERZLIA 46120, ISRAEL
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

     Attached hereto and incorporated by reference herein are portions of the prospectus made public in Israel in connection with underwritten public offering in Israel. The attachment hereto contains updated information regarding the Registrant, including new information not previously disclosed by Registrant and updates of information previously disclosed in the Registrant's public filings with the Securities and Exchange Commission.

The securities offered pursuant to the prospectus in Israel have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      BLUEPHOENIX SOLUTIONS LTD.
                                                      (Registrant)



                                                      By: /S/ Yael Peretz
                                                      -------------------
                                                      Yael Peretz
                                                      Legal Advisor


Dated: February 2, 2006

    SECTIONS OF ISRAELI PROSPECTUS FILED WITH THE ISRAEL SECURITIES AUTHORITY



General                                                                      4
Forward Looking Statements                                                   4
Summary Information Regarding the Company                                    5
Summary Terms of the offer                                                   7
The Offer and Listing                                                        8
Selected Consolidated Financial Data                                         9
Risk Factors                                                                10
Recent Developments                                                         26
Use of Proceeds                                                             27
Capitalization                                                              27
Additional Information Regarding Financing Facilities                       28
Major Shareholders                                                          29
Related Party Transactions                                                  30
Additional Information                                                      32
Legal Proceedings                                                           34
Underwriting                                                                35
Expenses of the Offering                                                    35
Incorporation of Certain Information by Reference                           35
Directors                                                                   36
Board Practices                                                             37
Exculpation, Insurance, and Indemnification of Directors and Officers       41
Where You Can Find More Information                                         43
Legal Matters                                                               43
Experts                                                                     43

GENERAL

As used in this prospectus, references to "we", "our", "ours" and "us" refer to BluePhoenix Solutions Ltd. and its consolidated subsidiaries, unless otherwise indicated. References to "BluePhoenix" refer to BluePhoenix Solutions Ltd. In addition, references to our "financial statements" are to our consolidated financial statements except as the context otherwise requires.

We prepare our financial statements in United States dollars and in accordance with generally accepted accounting principles as applied in the United States, referred to as U.S. GAAP. In this prospectus, references to "$" and "dollars" are to United States dollars and references to "NIS" and "shekels" are to New Israeli Shekels.

FORWARD LOOKING STATEMENTS

This prospectus (including documents incorporated by reference herein) may contain forward-looking statements that involve substantial risks and uncertainties regarding future events or our future performance. Forward-looking statements convey our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historic or current facts. We use words like "anticipates", "believes", "expects", "future", "intends", and similar expressions to mean that the statements are forward-looking.

Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

o our ability to successfully penetrate into new markets in which have limited history and gain market acceptance for our new tools and services;

o our ability to accurately predict and respond to market developments or demands;

o the impact of failures to accurately estimate the costs of fixed-price projects which may result in lower margins or losses;

o    fluctuations in inflation and currency rates;

o delays in collection of our fees from large modernization projects which may result in cash flow shortages;

o the competitive nature of the modernization market in which we operate, including the functionality of the tools developed and marketed by our competitors;

as well as the risks discussed under the section titled "Risk Factors" below and in "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" of our annual report on Form 20-F for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on March 30, 2005, referred to as the Form 20-F for 2004, incorporated by reference into this prospectus. In addition, you should note that our past financial and operational performance is not necessarily indicative of future financial and operational performance.

We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY INFORMATION REGARDING THE COMPANY

You should read the following summary together with the more detailed information REGARDING US AND THE SECURITIES BEING SOLD IN THIS OFFERING, INCLUDING THE RISKS DISCUSSED UNDER THE HEADING "RISK FACTORS," CONTAINED IN THIS PROSPECTUS. YOU SHOULD ALSO READ CAREFULLY THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO AND THE OTHER INFORMATION ABOUT US THAT IS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS, INCLUDING OUR FORM 20-F FOR 2004 AND OUR FORMS 6-K REGARDING OUR 2005 FINANCIAL RESULTS THROUGH SEPTEMBER 30, 2005, ALL INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

We were incorporated in Israel in 1987. Our registered office is located at 8 Maskit Street, Herzlia, 46120 Israel and our telephone number is 972-9-9526110.

We develop and market unique enterprise information technology, or IT, modernization solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure and to effectively compete in today's environment. Our solutions, which include technology for UNDERSTANDING, MIGRATION, REMEDIATION, and REDEVELOPMENT, allow companies to fully leverage their current systems and applications, speed up and reduce the cost of the renewal process, and effectively update their systems in order to adapt to new business demands.

Our solution portfolio includes invasive and noninvasive software products, software tools and support services that address the most pressing challenges organizations and companies face today.

Our comprehensive enterprise technologies span mainframe, midrange, and client/server computing platforms. We have enhanced our expertise through the successful completion of projects for many large organizations over the past 19 years, establishing our credibility and achieving international recognition and presence. Based on BluePhoenix's technology and that of our affiliates, we develop and market software products, tools, and related methodologies. We deliver our tools and methodologies together with training and support in order to provide enterprises with comprehensive solutions, primarily for the modernization of existing IT systems.

In 1997, we introduced our C-MILL millennium conversion tool, which was developed based on our generic modernization technology, and we were awarded significant contracts from leading international system integrators. In 1997 and 1998, we derived substantially all of our revenues from millennium conversion projects. Since 2000, we have derived all of our revenues from providing legacy modernization and porting solutions.

We provide our modernization solutions directly or through our strategic partners, such as IBM, Capgemini, EDS, Temenos, T-Systems and TACT. Additionally, from time to time, other IT services companies license our technologies for use in modernization projects in various markets. Our partners are usually system integrators who assist us in increasing our penetration and exposure in the market. We provide solutions to our partners' customers in collaboration with the system integrator's team. In most cases, the partners provide related services to the customers. Our arrangements with our partners vary. We may enter into distribution agreements with the partners under which we grant license rights to the partners or the partners' customers, provide related services or a combination of both. Alternatively, we may enter into subcontractor relationships with our strategic partners. Our direct customers, as well as those introduced to us by our partners, include among others:

FINANCIAL SERVICES               INSURANCE              OTHER INDUSTRIES
------------------               ---------              ----------------

o  Banca Carige S.p.A.   o  AXA Sunlife Services,   o  Ansys Inc. Canonburg
                            PCL (UK)
o  CitiBank              o  DesJardins General      o  Altera Corporation
                            Insurance Group Inc.
o  Credit Suisse         o  EuropeAssistance        o  Business Objects Corp.

FINANCIAL SERVICES               INSURANCE              OTHER INDUSTRIES
------------------               ---------              ----------------

o  Fidelity              o  Friends Provident       o  Commonwealth of
   International            Management Services        Australia
   Resource                 Ltd.
   Management
o  Intensa Sistemi E     o  Haphoenix Ltd.          o  Computer Associates
   Servizi                                             Islandia
o  Rabobank              o  Legal and General       o  CSC Denmark A/S
   Netherland BV            Resources
o  Nordea Bank           o  Mutual of America       o  Daimler Chrysler AG
   Denmark A/S
o  Rural Servicios       o  Scottish Equitable      o  Electronic Data
   Informaticos (Spain)     Plc.                       Systems Corp
o  SDC Udvikling                                    o  Erhervs-og
   (Denmark)                                           Selskabsstyrelsen
o  Standard Life                                    o  Fudicia
   Assurance Co. Ltd.                                  Informationszentra AG
                                                    o  Global Exchange
                                                       Services Inc.
                                                    o  Group One/Sagent
                                                       Technology
                                                    o  IBM Hellas
                                                    o  IBM Japan Ltd.
                                                    o  IBM (Rational
                                                       Software)
                                                    o  Lawson Products
                                                    o  Mentor Graphics
                                                       Corporation
                                                    o  Microsoft
                                                       Corporation
                                                    o  Ministry of Defence
                                                       (Israel)
                                                    o  Temenos Group
                                                    o  Underwriterls Labs
                                                    o  Woolwich Plc

Each of the customers mentioned in the table above contributed at least $600,000 to our annual revenues for a project performed in 2005 and 2004.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the periods indicated is provided in the table below. Our pro-forma ratio of earnings to fixed charges gives effect to the payment to FIMI for the promissory notes out of the proceeds from this offering. For more information, see the section titled "Use of Proceeds" below.

                              NINE MONTHS ENDED
                                SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,
                             -------------------      --------------------------------------------
                               2005         2005        2004      2004    2003  2002  2001    2000
                               ----         ----        ----      ----    ----  ----  ----    ----
                             PRO FORMA                PRO FORMA
                             ---------                ---------
Ratio of earnings to
fixed charges                   2.2          1.9          5.3      4.4    5.4    -      -     12.7


Our ratio of earnings to fixed charges is calculated by dividing (i) income
(loss) from ordinary activities before income taxes plus fixed charges by (ii) fixed charges. Fixed charges consist of interest expensed and capitalized and amortization of issuance costs related to convertible debentures. In 2001 and 2002, our earnings were insufficient to cover the fixed charges. The negative amount was $2.1 million in 2002 and $13.6 million in 2001.

SUMMARY TERMS OF THE OFFER

The following summary is not intended to be complete. For a more detailed description of the offering, please read the entire prospectus.

Issuer                        BluePhoenix Solutions Ltd.

Securities Offered            Up to NIS 53,938,000 aggregate principal amount of
                              series A notes convertible into ordinary shares of BluePhoenix, referred to as the notes or the convertible notes.

Denomination                  The convertible notes will be issued in 53,938
                              units, each in the principal amount of NIS 1,000.

Offering Price                Each convertible note will be offered at a price
                              equal to at least 94.5% of the face amount of the note.

Principal Payment Dates       Principal payable in four equal annual
                              installments on February 1, 2008, February 1,
                              2009, February 1, 2010 and February 1, 2011.

Maturity                      February 1, 2011, unless earlier converted.

Interest Rate                 LIBOR 3 months + 1.5% per annum.

Interest Payment Dates        Interest on the notes is payable on May 1, August
                              1 and November 1, 2006 and February 1, May 1,
                              August 1 and November 1 of each of 2007 through 2010 with the last payment to be made on February
                              1, 2011.

Linkage Principal and interest will be linked to the dollar.

Ranking                       Unsecured debt.

Conversion                    Holders may convert their notes into BluePhoenix's
                              ordinary shares on any trading day, beginning on the date the notes are first listed for trading and until the close of trading on January 16, 2011, provided, however, that the notes will not be convertible for a period of sixteen days prior to each of the principal payment dates. The conversion rate is one ordinary share NIS 0.01 par value per NIS 26 principal amount of notes, subject to adjustments.

Conversion Rate Adjustments   As described in this prospectus, the conversion
                              rate may be adjusted upon the occurrence of certain events.

Trading We have applied to the TASE to list the notes for trading.

Use of Proceeds               We intend to use the net proceeds for working
                              capital; general corporate purposes; payment to FIMI for 5% promissory notes issued by Intercomp
                              Ltd., one of our subsidiaries, in an aggregate amount of $4.4 million (including interest accrued thereon); and investments or acquisitions, as we shall determine from time to time.

Governing Law                 Israel.

Trustee                       Hermetic Trust (1975) Ltd.

THE OFFER AND LISTING

For a description of the manner of determination of the offering price for the convertible notes offered by this prospectus, see the section titled "Description of Securities Offered Hereby" (in the Hebrew language).

Our ordinary shares are traded in the United States on the NASDAQ National Market under the symbol BPHX. On January 21, 2001, we listed our ordinary shares for trading on the Tel Aviv Stock Exchange, or the TASE. Our ordinary shares are traded on the TASE under the symbol BPHX.

The following table shows the high and low closing price for our ordinary shares on the NASDAQ National Market for the periods indicated.

CALENDAR PERIOD                                    PRICE PER SHARE
---------------                                    ---------------
                                                HIGH               LOW
                                                ----               ---
                                                        (IN $)
2005                                            4.75               3.81
  First Quarter                                 4.75               3.90
  Second Quarter                                4.49               3.91
  Third Quarter                                 4.30               3.85
  Fourth Quarter                                4.30               3.81
    July                                        4.25               3.85
    August                                      4.16               3.85
    September                                   4.30               3.87
    October                                     4.30               3.81
    November                                    4.10               3.85
    December                                    4.20               3.90
2006
    January (through January 26)                4.31               3.85

The following table shows the high and low closing price for our ordinary shares on the TASE for the periods indicated.

CALENDAR PERIOD                                     PRICE PER SHARE
---------------                                     ---------------
                                                HIGH               LOW
                                                ----               ---
                                                       (IN NIS)
2005                                           21.95              16.01
  First Quarter                                21.95              17.00
  Second Quarter                               19.83              16.01
  Third Quarter                                19.05              17.30
  Fourth Quarter                               19.75              17.80
    July                                       19.00              18.00
    August                                     18.90              17.30
    September                                  19.05              17.31
    October                                    19.75              19.74
    November                                   19.50              19.00
    December                                   19.40              17.80
2006
    January (through January 26)               20.20              17.41

The closing price of our ordinary shares as quoted on the NASDAQ National Market on January 26, 2006 was $4.25. The closing price of our ordinary shares as reported on the TASE on January 26, 2006 was NIS 19.37.

For additional information regarding the market price of our ordinary shares, see "Item. 9.A - Offer and Listing Details" of our Form 20-F for 2004.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present our selected consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derived the statement of operations data for each of the years ended December 31, 2002, 2003 and 2004 and the balance sheet data as of December 31, 2003 and 2004 from our consolidated financial statements included in our Form 20-F for 2004, which have been prepared in accordance with U.S. GAAP. Our consolidated financial statements have been audited by Ziv Haft certified public accountants (Isr.), a BDO member firm. The selected consolidated financial data as of December 31, 2000, 2001 and 2002 and for the years ended December 31, 2000 and 2001 is derived from our audited financial statements not included in our Form 20-F for 2004, and have also been prepared in accordance with U.S. GAAP.

We derived the selected consolidated financial and other data as of and for the nine months ended September 30, 2004 and September 30, 2005 from our unaudited consolidated financial statements incorporated by reference into this prospectus. In the opinion of our management, our unaudited consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position, results of operations and cash flows. The results of operations for the nine months ended September 30, 2004 and September 30, 2005 are not necessarily indicative of the operating results to be expected for the full fiscal years encompassing such periods.

You should read the selected consolidated financial data set forth below together with our consolidated financial statements and "Item 5. Operating and Financial Review and Prospects" of our Form 20-F for 2004, as well as our financial statements for the nine months ended September 30, 2005, incorporated by reference into this prospectus.

                                          NINE MONTHS ENDED
                                            SEPTEMBER 30,                          YEAR ENDED DECEMBER 31,
                                          2005         2004         2004         2003         2002         2001         2000
                                        --------     --------     --------     --------     --------     --------     --------
                                              (Unaudited)
                                                                                  $
                                        --------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF
OPERATIONS DATA:                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues                                $ 43,504     $ 42,643     $ 57,186     $ 54,340     $ 36,668     $ 38,438     $ 49,245
Cost of revenues                          18,947       18,046       24,253       24,115       15,220       17,722       20,065
                                        --------     --------     --------     --------     --------     --------     --------
Gross profit                              24,557       24,597       32,933       30,225       21,448       20,716       29,180
Software development costs                 5,916        6,073        8,055        8,138        7,387        8,868        9,487
Selling, general, and administrative
expenses                                  16,237       15,844       21,388       20,140       13,245       19,794       17,461
                                        --------     --------     --------     --------     --------     --------     --------

                                           2,404        2,680        3,490        1,947          816       (7,946)       2,232

Goodwill impairment, restructuring
costs, and non-recurring expenses              -            -            -            -          472        4,467            -
                                        --------     --------     --------     --------     --------     --------     --------
Operating income (loss)                    2,404        2,680        3,490        1,947          344      (12,413)       2,232
Financial income (expenses), net          (1,521)        (928)        (882)         165         (195)         (62)       1,370

Gain on realization of shareholdings           -            -          112          376            -          693        2,444
Other income (expenses), net                  97        1,087          975          567       (1,581)      (2,649)          66
                                        --------     --------     --------     --------     --------     --------     --------
Income (loss) before taxes on income         980        2,839        3,695        3,055       (1,432)     (14,431)       6,112
Income tax expense                             3            5          260          152          160          115          184
                                        --------     --------     --------     --------     --------     --------     --------
                                             977        2,834        3,435        2,903       (1,592)     (14,546)       5,928
Equity in losses of affiliated                 -         (424)        (516)        (898)      (1,336)      (1,304)      (1,114)
companies, net
Minority interest                              3         (196)         (73)        (154)        (702)         863       (1,700)
                                        --------     --------     --------     --------     --------     --------     --------
Net income (loss)                       $    980     $  2,214     $  2,846     $  1,851     $ (3,630)    $(14,987)    $  3,114
                                        ========     ========     ========     ========     ========     ========     ========

Basic earning (loss) per share          $   0.07     $   0.16     $   0.21     $   0.14     $  (0.35)    $  (1.52)    $   0.31
Diluted earnings (loss) per share       $   0.07     $   0.16     $   0.21     $   0.14     $  (0.35)    $  (1.52)    $   0.30
Weighted average number of shares
outstanding                               13,568       13,519       13,523       13,451       10,517        9,872       10,149
Weighted average number of shares
outstanding assuming dilution             14,951       14,713       14,679       13,644       10,517        9,872       10,363

                                     AT SEPTEMBER
                                          30,                          AT DECEMBER 31,
                                         2005         2004         2003              2002        2001      2000
                                        -------      -------      -------           -------     -------   -------
                                      (UNAUDITED)
                                      -----------
                                                                              $
                                                                       --------------
CONSOLIDATED BALANCE SHEET DATA:                                       (IN THOUSANDS)
Working capital                         $ 1,206      $ 6,357      $   246           $ 1,310     $ 9,901   $29,961
Total assets                             96,111       90,882       80,820            87,481      54,667    69,137
Total liabilities                        45,163       42,251       35,422            40,760      19,410    17,728
Shareholders' equity                     50,948       48,631       45,398            46,721      35,257    51,409


Except as otherwise disclosed in this prospectus, there has been no material change in our financial position since September 30, 2005.

RISK FACTORS

You should carefully consider the risks described below and in the other sections of, and the documents we have incorporated by reference into, this prospectus, when deciding whether to invest in the notes and the ordinary shares. The risks and uncertainties described below and in the documents we have incorporated by reference into this prospectus are not the only ones we face. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, results of operations and our liquidity. Our business, financial condition, or results of operations could be materially adversely affected by any of these risks. Our ability to make payments on the notes might be impaired by, and the trading price of the notes and our ordinary shares could decline due to, any of these risks, and you may lose all or part of your investment.

                          RISKS RELATED TO OUR BUSINESS

IF IT SPENDING SLOWS DOWN, OUR BUSINESS MIGHT BE SERIOUSLY HARMED.

We are affected by global economic changes, in particular trends in capital spending in the information technology sector. During 2001 through 2003, uncertainties in the North American and European markets influenced the purchasing patterns of leading software developers who delayed their planned orders and caused developers to reduce the amount of their planned license commitment. These changes in purchasing patterns in the IT industry directly affected our operating results. Although we believe that during the last two years the IT market has begun to recover, we cannot know whether the global market recovery will continue in the future, and how the economic conditions will continue to affect our business. Accordingly, we cannot assure you that we will be able to increase our revenues or keep our revenues at the same level as in 2004 and the first three quarters of 2005.

IF WE FAIL TO SUCCESSFULLY LEVERAGE THE MERGER WITH LIRAZ AND PENETRATE NEW MARKETS, OUR OPERATING RESULTS MAY BE ADVERSELY AFFECTED.

In March 2003, we completed the acquisition of the entire outstanding share capital of Liraz Systems Ltd., an Israeli company then publicly-traded on the TASE. During 2004, we completed the integration of Liraz's business within our business. We expect that as a result of the integration of our business with that of Liraz, the combined companies will be able to realize greater operating efficiencies and will benefit from a broader product line with a larger and more diversified marketing and support network. In addition, we anticipate that the combination of our respective technical personnel will enhance our product development capabilities. We cannot assure you that the integration of Liraz's business within ours will contribute to our business to the extent anticipated.

ANY FUTURE ACQUISITIONS OF COMPANIES OR TECHNOLOGIES MAY DISTRACT OUR MANAGEMENT AND DISRUPT OUR BUSINESS.

As part of our growth strategy, we have been investing in and acquiring control of various companies to expand our solution portfolio. We intend to continue seeking investment opportunities. In addition, as part of our expansion strategy, we increased our controlling interest in some of our subsidiaries and fully integrated them within our business. We cannot assure you that we will be able to identify future suitable acquisition or investment candidates or, if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially acceptable terms or at all. If we acquire, invest in, or increase our control interest in another company, we could have difficulty assimilating that company's personnel, operations, technology, or products and service offerings into our own. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses, and adversely affect our results of operations. Acquisitions of new companies also involve the risk of penetrating markets in which we have no or limited experience. We may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing shareholders.

WE HAVE A LIMITED OPERATING HISTORY IN OUR CURRENT PRINCIPAL MARKETS, WHICH WILL MAKE IT DIFFICULT OR IMPOSSIBLE FOR YOU TO PREDICT OUR FUTURE RESULTS OF OPERATIONS.

We have experienced major fluctuations in our net results. In the first three quarters of 2005, we had net income of $980,000 and in 2004 and 2003, we had net income of $2.8 million and $1.9 million, respectively. However, in 2002 and 2001 we had a net loss of $3.6 million and $15.0 million, respectively. The net loss in 2002 and 2001 was a reversal from prior years in which we had net income. The fluctuations in our net results are mainly attributable to the changes in the suite of modernization tools we have been offering to our customers, the limited experience we have had in the markets for these tools, and the difficulties we have encountered in introducing our tools to their respective markets, as well as global economic conditions. Most of the solutions we offer to our customers are based on tools that share a common generic technology and methodology. However, the introduction of new tools to new markets involves increased selling and marketing expenses, which in turn increases our operating expenses and directly affects our results of operations. Because of our limited experience in our principal markets and with our new products, we cannot assure you that our strategy for operating in these markets or selling these products will be successful. You should not rely on our historical results of operations as indications of future performance.

     IF WE ARE UNABLE TO ACCURATELY PREDICT AND RESPOND TO MARKET DEVELOPMENTS OR DEMANDS, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

The IT modernization business is characterized by rapidly evolving technology and methodologies. This makes it difficult to predict demand and market acceptance for our modernization tools and services. In order to succeed, we need to adapt the tools and services we offer to keep up with technological developments and changes in customer needs. We cannot guarantee that we will succeed in enhancing our tools and services or developing or acquiring new modernization tools and services that adequately address changing technologies and customer requirements. We also cannot assure you that the tools and services we offer will be accepted by customers. If our tools and services are not accepted by customers, our future revenues and profitability will be adversely affected. Changes in technologies, industry standards, the regulatory environment, customer requirements, and new product introductions by existing or future competitors could render our existing solutions obsolete and unmarketable, or require us to enhance our current tools or develop new tools. This may require us to expend significant amounts of money, time, and other resources to meet the demand. This could strain our personnel and financial resources.

WE MAY EXPERIENCE SIGNIFICANT FLUCTUATIONS IN OUR ANNUAL AND QUARTERLY RESULTS, WHICH MAKES IT DIFFICULT FOR OUR SHAREHOLDERS TO MAKE RELIABLE PERIOD-TO-PERIOD COMPARISONS AND MAY CONTRIBUTE TO VOLATILITY IN THE MARKET PRICE OF OUR ORDINARY SHARES.

Our quarterly and annual revenues, gross profits, and results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future. These fluctuations are the result of risks related to the introduction of new products as described above and any of the following events:

o adverse economic conditions in various geographic areas where our customers and potential customers operate;

o    acquisitions and dispositions of companies;

o    timing of completion of specified milestones and delays in implementation;

o    timing of product releases;

o    timing of contracts;

o increases in selling and marketing expenses, as well as other operating expenses; and

o    currency fluctuations.

In addition, unexpected events that do not occur on a regular basis and that are difficult to predict may cause fluctuations in our operating results. As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. Also, it is possible that our quarterly and annual results of operations may be below the expectations of public market analysts and investors.

A DELAY IN COLLECTION OF OUR FEES COULD RESULT IN CASH FLOW SHORTAGES, WHICH IN TURN MAY SIGNIFICANTLY IMPACT OUR FINANCIAL RESULTS.

Typical modernization projects, which deploy our solutions, are long-term projects, and therefore, payment for these projects or a substantial portion of our fees may be delayed until the successful completion of specified milestones. In addition, the payment of our fees is dependent upon customer acceptance of the completed work, and our ability to collect the fees. Further, although the timing of receipt of our fees varies, we incur the majority of our expenses on a current basis. As a result, a delay in the collection of our fees could result in cash flow shortages. To date, we have not experienced any significant payment delays that resulted in cash flow shortages. Any significant variation in estimated and actual revenues obtained may significantly impact our financial results in any given period.

THE ABILITY OF OUR SUBSIDIARY, MAINSOFT, TO CONTINUE TO MARKET THE CROSS-PLATFORM PRODUCTS FOR THE UNIX ENVIRONMENT (VISUAL MAINWIN FOR UNIX) IS DEPENDENT UPON MAINSOFT OBTAINING FROM MICROSOFT ACCESS TO UPDATED AND ADDITIONAL SOURCE CODE.

In August 1998, our subsidiary, Mainsoft Corporation, entered into a Windows source-code licensing agreement. Pursuant to this agreement and the amendments thereto, Microsoft granted Mainsoft access to specified Microsoft source code, including new versions, service packs, and upgrade releases for Windows. Microsoft also granted Mainsoft distribution rights to the Windows object code licensed as a component in Mainsoft's products. Mainsoft's ability to continue to market the Visual MainWin for Unix depends upon Microsoft providing access to updated and additional source code. We anticipate that in the future, we will pursue a source code license from Microsoft for any subsequent code we may benefit from. However, we cannot assure you that we will be able to negotiate successfully any additional license rights on a timely basis or at all, or that these license rights would be on terms acceptable to us. If we are unable to develop future products under a source code license agreement with Microsoft, we may encounter difficulties in selling updated versions of our cross-platform products and as a result, our business, results of operations, and financial condition could be adversely affected.

The rights that Microsoft granted to Mainsoft are non-exclusive. We cannot assure you that Microsoft has not granted, or will not grant, similar or more extensive rights to use its technology on similar or more favorable terms to our existing or new competitors, which could have an adverse effect on our ability to market our cross-platform products. Furthermore, we cannot assure you that Microsoft will not internally develop or otherwise acquire its own cross-platform development solution, thereby becoming a direct competitor of ours. The emergence of Microsoft as a direct or indirect competitor of ours would intensify competition in the environment in which we operate.

Under the license agreement between Mainsoft and Microsoft, Mainsoft may request that Microsoft waive certain Microsoft royalties for particular customers. In the past, Microsoft generally has granted these customers specific royalty waivers. However, we cannot assure you that Microsoft will continue to grant such waivers. An increase in royalties would require us to raise the prices of specific products or reduce our gross margins, either of which could harm our business.

On February 13, 2004, there were public reports that a leak of Microsoft source code had occurred on the Internet. These reports indicated that the source code contained trace references to the Mainsoft servers and personnel. Mainsoft's management team immediately adopted an open door policy of full cooperation with local authorities, the FBI, and Microsoft in their respective investigations. All parties conducting investigations have found no trace of a security breach after that date. The FBI notified us that as of December 31, 2004, the investigation has not yet been completed. We have not received any update from the FBI since then.

While Mainsoft believes its relationship with Microsoft will continue on terms acceptable to us, a change in the relationship could adversely affect our business, results of operations, and financial condition.

IF WE FAIL TO ADDRESS THE STRAIN ON OUR RESOURCES CAUSED BY CHANGES IN OUR COMPANY, WE WILL BE UNABLE TO EFFECTIVELY MANAGE OUR BUSINESS.

In the past few years, we have undergone significant changes in our product offerings. These changes include developing and marketing new modernization and porting tools and expanding the sales of our products further into the North American market. This has placed and will continue to place substantial demands upon our management, systems, and resources, including our sales, project management, consulting personnel, and software development operations. Our ability to manage any future changes or growth depends on our ability to continue to implement and improve our operational, financial, and management information control and reporting systems on a timely basis, and to expand, train, motivate, and manage our work force. If we cannot respond effectively to changing business conditions, our business, financial condition, and results of operations could be materially adversely affected.

IF WE ARE UNABLE TO MANAGE THE EFFECTS OF THE VARIATIONS IN OUR OFFERING PORTFOLIO, OUR RESULTS WILL BE ADVERSELY AFFECTED.

We specialize in the development and implementation of sophisticated software modernization and porting tools and products. We leverage our know-how, experience and generic technologies, to develop and introduce new software tools that enable the modernization of legacy systems. The need for our modernization solutions changes over time, and recent regulations or newly introduced technologies may create new needs for modernization solutions. As part of our growth strategy, as a new need evolves, we typically conduct a market analysis to qualify and quantify the market opportunity. If the results justify the investment required for the development of new products or tools, then we begin the development process of the new product. In order to maintain our position in the market, and our ability to address the constantly changing needs of the marketplace, we continually invest in the development of new products. The net annual expense related to research and development varied between $7 million and $8 million during 2002, 2003 and 2004.

In order to properly introduce a new product to the marketplace or to introduce our current products into new markets, we continuously update our marketing materials, educate our sales force and make changes to our operations. If these activities are not completed in a timely manner, our new product introduction may be delayed.

IF WE ARE UNABLE TO ATTRACT, TRAIN, AND RETAIN QUALIFIED PERSONNEL, WE MAY NOT BE ABLE TO ACHIEVE OUR OBJECTIVES AND OUR BUSINESS COULD BE HARMED.

In order to achieve our objectives, we may need to hire additional, qualified software, administrative, operational, sales, and technical support personnel. The process of attracting, training, and successfully integrating qualified personnel can be lengthy and expensive. We may not be able to compete effectively for the personnel we need. Our future success depends on our ability to absorb and retain senior employees and to attract, motivate, and retain highly qualified professional employees.

IF WE FAIL TO ESTIMATE ACCURATELY THE COSTS OF FIXED-PRICE CONTRACTS, WE MAY INCUR LOSSES.

We derive a portion of our revenues from engagements on a fixed-price basis. We price these commitments upon estimates of future costs. We bear the risk of faulty estimates and cost overruns in connection with these commitments. Our failure to accurately estimate the resources required for a fixed-price project, to accurately anticipate potential wage increases, or to complete our contractual obligations in a manner consistent with the project plan could materially adversely affect our business, operating results, and financial condition. In addition, we may agree to a price before the design specifications are finalized, which could result in a fixed price that is too low, resulting in lower margins or losses to us.

IF OUR TOOLS OR SOLUTIONS DO NOT FUNCTION EFFICIENTLY, WE MAY INCUR ADDITIONAL EXPENSES.

In the past years, we have successfully used our software modernization tools in numerous software projects. In the course of providing our modernization solutions, the project team conducts testing to detect the existence of failures, errors and bugs. In addition, we have instituted a quality assurance procedure for correcting errors and bugs in our tools. The amount of failures, errors and bugs detected in modernization projects to date, and the cost of correcting them, have not been significant. However, if our modernization solutions fail to function efficiently or if errors or bugs are detected in our tools, we might incur significant expenditures in an attempt to remedy the problem. The consequences of failures, errors, and bugs could have a material adverse effect on our business, operating results, and financial condition.

IF WE FAIL TO SATISFY OUR CUSTOMERS' EXPECTATIONS REGARDING OUR SOLUTIONS, OUR CONTRACTS MAY BE CANCELLED AND WE MAY BE THE SUBJECT OF DAMAGES CLAIMS.

In the event that we fail to satisfy our customers' expectations from the results of the implementation of our solutions, or if we fail to timely deliver our solutions to our customers, these customers may suffer damages. When and if this occurs, customers may have the ability to cancel our contracts. Any cancellation of a contract could cause us to suffer damages, since we might not be paid for costs that we incurred in performing services prior to the date of cancellation. In addition, from time to time we may be subject to claims as a result of not delivering our products on time or in a satisfactory manner. Such disputes or others may lead to material damages.

WE ARE EXPOSED TO SIGNIFICANT CLAIMS FOR DAMAGE CAUSED TO OUR CUSTOMERS' INFORMATION SYSTEMS.

Some of the products, tools, and services we provide involve key aspects of our customers' information systems. These systems are frequently critical to our customers' operations. As a result, our customers have a greater sensitivity to failures in these systems than do customers of other software products generally. We have never been the subject of a material damages claim related to our modernization solutions or modernization services. However, if a customer's system fails during or following the provision of modernization solutions or services by us, or if we fail to provide customers with proper support for our modernization solutions, we are exposed to the risk of a claim for substantial damages against us, regardless of our responsibility for the failure. When possible, we limit our liability under our product and service contracts. However, we cannot guarantee that these limitations of liability, if any, would be sufficient to protect us against legal claims. We maintain professional errors and omissions and general liability insurance coverage. However, we cannot assure you that our insurance coverage will be sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. If we lose one or more large claims against us that exceed available insurance coverage, it may have a material adverse effect on our business, operating results, and financial condition. In addition, the filing of legal claims against us in connection with contract liability may cause us negative publicity and damage to our reputation.

IF THIRD PARTIES ASSERT CLAIMS OF INFRINGEMENT AGAINST US, WE MAY SUFFER SUBSTANTIAL COSTS AND DIVERSION OF MANAGEMENT'S ATTENTION.

Substantial litigation over intellectual property rights exists in the software industry. Software products may be increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlaps. Although our products and services have never been the subject of an infringement proceeding, we cannot predict whether third parties will assert claims of infringement against us. In addition, our employees and contractors have access to software licensed by us from third parties. A breach of the non-disclosure undertakings by any of our employees or contractors may lead to a claim of infringement against us. Any claim, with or without merit, could:

o    be expensive and time-consuming to defend;

o    divert management's attention and resources; or

o require us to enter into royalty or licensing agreements to obtain the right to use a necessary product or component.

Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition, and results of operations.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS, WHICH MAY LIMIT OUR ABILITY TO COMPETE EFFECTIVELY.

Our success and ability to compete are substantially dependent upon our internally developed technology. Most of our intellectual property consists of proprietary or confidential information that is not subject to patent or similar protection. Our employees and contractors have direct access to our technology. In general, we have relied on a combination of technical leadership, trade secret, copyright, and trademark law and nondisclosure agreements to protect our proprietary know-how. Unauthorized third parties may attempt to copy or obtain and use the technology protected by those rights. Any infringement of our intellectual property could have a material adverse effect on our business, financial condition, and results of operations. Policing unauthorized use of our products is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States. We have placed, and in the future may place, certain of our software in escrow. The software may, under specified circumstances, be made available to our customers. We have also provided our software directly to customers. This may increase the likelihood of misappropriation or other misuse of our software.

WE ARE EXPOSED TO LITIGATION THAT COULD RESULT IN CONSIDERABLE FINANCIAL LIABILITIES.

In July 2003, a former Liraz shareholder filed an application with the Tel-Aviv
- Jaffa District Court to approve a claim filed by him against us, as a class action. The claim relates to the acquisition of Liraz shares, which we completed in March 2003. The shareholder alleges that the share price we paid to Liraz's shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $5.8 million in the aggregate. Under Israeli law, the court's approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shareholdings to us pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. A preliminary hearing is scheduled for February 21, 2006. Based on our analysis of the statement of claim, our management believes that the claim is without merit. However, if we are not successful in defending this claim, we could be exposed to considerable financial liabilities and as a result, our financial condition could be materially adversely harmed.

OUR LARGEST SHAREHOLDER, FORMULA, CONTROLS A MAJORITY OF OUR ORDINARY SHARES AND INFLUENCES THE OUTCOME OF MATTERS THAT REQUIRE SHAREHOLDER APPROVAL.

Formula Systems (1985) Ltd. owns, as of January 26, 2006, 58.7% of our outstanding ordinary shares. Therefore, Formula has the power to control the outcome of most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In addition, Dan Goldstein, a member of our board of directors and chairman and chief executive officer of Formula, and Gad Goldstein, the chairman of our board and a director and president of Formula, own, in the aggregate, 755,138 ordinary shares, representing 5.5% of our outstanding ordinary shares. These individuals have entered into agreements that require them to vote their shares as instructed by Formula. Accordingly, Formula is deemed to beneficially own approximately 64.2% of our outstanding ordinary shares. In addition, Dan Goldstein holds, through a wholly owned company, 50% interest in FIMGold LP which owns 33% of the outstanding shares of Formula and Gad Goldstein owns 2.5% of the outstanding shares of Formula.

This share ownership may have the effect of delaying or preventing a change in control. In addition, potential conflicts of interest may arise in the event that we enter into agreements or transactions with these persons. Although Israeli law imposes certain procedures (including shareholder approval) for approval of certain related party transactions, including certain of those between us and Formula, we cannot assure you that these procedures will eliminate the possible detrimental effects of conflicts of interest. All of the members of our audit committee are independent directors. The audit committee reviews potential conflict of interest situations where appropriate. If certain transactions are not approved in accordance with required procedures under applicable Israeli law, these transactions may be void or voidable.

WE WILL BE REQUIRED TO RECORD A COMPENSATION EXPENSE IN CONNECTION WITH STOCK OPTION GRANTS AND, AS A RESULT, OUR PROFITABILITY MAY BE REDUCED SIGNIFICANTLY.

The financial Accounting Standards Board ("FASB") has issued in December 2004 an accounting standard that will require that the fair value of all equity-based awards granted to employees be recognized in the statement of operations as a compensation expense, beginning in January 2006. The various methods for determining the fair value of stock options are based on, among other things, the volatility of the underlying stock. The impact of the adoption of this standard is dependent, among others, on levels of share based compensation granted by the company. Had we adopted this standard in prior periods, however, the impact would have had an adverse effect on our profitability. The adoption of this standard could materially adversely affect our profitability in the future. Such adoption could also limit our ability to continue to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees.

                   RISKS RELATING TO INTERNATIONAL OPERATIONS

     MARKETING OUR TOOLS AND SOLUTIONS IN INTERNATIONAL MARKETS MAY CAUSE INCREASED EXPENSES AND GREATER EXPOSURE TO RISKS THAT WE MAY NOT BE ABLE TO SUCCESSFULLY ADDRESS.

We intend to continue to expand our international operations, which will require significant management attention and financial resources. In order to continue to expand worldwide sales, we need to establish additional marketing and sales operations, hire additional personnel and recruit additional resellers internationally. To the extent that we are unable to do so effectively, our growth is likely to be limited and our business, operating results and financial condition will be materially adversely affected.

We have generated approximately 45% and 54% of our international revenues in 2004 and the nine months ended September 30, 2005, from sales to European customers. Additional risks inherent in our European and other worldwide business activities generally include unexpected changes in regulatory requirements, tariffs and other trade barriers, costs of localizing products for foreign countries, lack of acceptance of localized products in European and other foreign countries, longer accounts receivable payment cycles, difficulties in operations of management, potentially adverse tax consequences, including restrictions on the repatriation of earnings, and the burdens of complying with a wide variety of European and other foreign laws. We cannot assure you that these factors will not have a material adverse effect on our future European and other international sales and, consequently, on our business, operating results and financial condition.

WE MAY BE ADVERSELY AFFECTED IF THE RATE OF INFLATION IN ISRAEL EXCEEDS THE RATE OF DEVALUATION OF THE NEW ISRAELI SHEKEL AGAINST THE DOLLAR OR THE EURO.

Our reporting currency is the United States dollar, which is our functional currency. Most of our revenues are in dollars and euros, while a substantial portion of our expenses, principally salaries and related personnel expenses, are NIS. As a result, we are exposed to any of the following risks:

o that the inflation rate in Israel will exceed the NIS devaluation rate against the dollar or the euro;

o    that the devaluation process will lag behind the NIS inflation timing; or

o    that the euro will devaluate against the dollar.

If any of these occur, the dollar or euro cost of our operations would increase, as well as our financial expenses. We cannot predict any future trends of the rate of inflation in Israel or the rate of devaluation of the NIS or the euro against the dollar. An increase in our dollar or euro operational cost will adversely affect our dollar-measured results of operations. In addition, our operations could be adversely affected if we are unable to hedge against currency fluctuations in the future. From time to time, we enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS or the euro. However, we cannot assure you that these measures will adequately protect us from material adverse effects arising from the impact of inflation in Israel. For additional information relating to the exchange rates between different relevant currencies, see "Item 5. - Our Reporting Currency" of our Form 20-F for 2004.

FLUCTUATIONS IN FOREIGN CURRENCY VALUES AFFECT THE PRICES OF OUR PRODUCTS, WHICH IN TURN MAY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

Most of our worldwide sales are currently denominated in dollars and euros while our reporting currency is the dollar. A decrease in the value of the dollar relative to foreign currencies, in particular the euro, Danish kroner (DKK) and the NIS would make our products more expensive and increase our operating costs and, therefore, could adversely affect our results and harm our competitive position in the markets in which we compete.

WE ARE SUBJECT TO MULTIPLE TAXING JURISDICTIONS. IF WE FAIL TO ESTIMATE ACCURATELY THE AMOUNT OF INCOME TAX DUE IN ANY OF THESE JURISDICTIONS, OUR NET INCOME MIGHT BE AFFECTED.

We operate within multiple taxing jurisdictions and are subject to taxation by these jurisdictions at rates higher than those to which we are subject in Israel. In addition, we may be subject to audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. In our management's opinion, we have made adequate provisions for income taxes for all past years. Although our management believes that its estimates are reasonable, we cannot assure you that the final tax outcome of these issues will not be different than those, which are reflected in our income tax provisions. Such differences could have a material effect on our income tax provision and net income in the period in which such outcome occurs.

                     RISKS RELATING TO OPERATIONS IN ISRAEL

POLITICAL, ECONOMIC, AND MILITARY CONDITIONS IN ISRAEL COULD NEGATIVELY IMPACT OUR BUSINESS.

We are incorporated under the laws of the State of Israel, and certain of our key management personnel as well as certain of our research and development facilities are located in Israel. Although we generate most of our revenues from international markets, we nonetheless are influenced by the political, economic and military conditions affecting Israel. The execution of Israel's plan of unilateral disengagement from the Gaza Strip and some parts of the West Bank may affect Israel's foreign relations and the stability of the region. Major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition. Furthermore, several countries restrict business with Israeli companies. In addition, nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty until the age of 40 or 45 depending on their function in the army, and are subject to being called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

THE TAX BENEFITS AVAILABLE TO US FROM GOVERNMENT PROGRAMS MAY BE DISCONTINUED OR REDUCED AT ANY TIME, WHICH WOULD LIKELY INCREASE OUR TAXES.

We receive tax benefits under Israeli government programs, particularly as a result of the "Approved Enterprise" status of certain of our operations in Israel. "Approved Enterprise" status is granted by the Israeli Investment Center of the Ministry of Industry and Trade and entitles the company to a variety of tax incentives. The incentives awarded to certain of our subsidiaries include reduced tax rates and a tax holiday. We were granted a two year tax exemption, followed by a five year reduced tax rate of 25% instead of 35% on income derived from our "Approved Enterprise" investment programs. In order to qualify for these incentives, the "Approved Enterprise" is required to provide minimum paid-in-capital (30% of the investment), to show an increase in its export activities, and to meet other general investing criteria. As of January 17, 2006, we have met those criteria and received tax benefits from our "Approved Enterprise" programs, as presented in Note 14I to our financial statements included in our Form 20-F for 2004. To maintain our eligibility for these programs and benefits, we must meet the conditions mentioned above. We cannot assure you that these programs and tax benefits will continue at the same level in the future. If these tax benefits and programs are terminated or reduced, we could pay increased taxes in the future, which could decrease our profits.

           RISKS RELATED TO THE CONVERTIBLE NOTES AND ORDINARY SHARES

THERE ARE NO RESTRICTIVE COVENANTS IN THE INDENTURE FOR THE CONVERTIBLE NOTES RELATING TO OUR ABILITY TO INCUR INDEBTEDNESS (INCLUDING SECURED INDEBTEDNESS), PAY DIVIDENDS OR COMPLETE OTHER TRANSACTIONS.

The indenture governing the convertible notes does not contain any financial covenants, or restrictions on the payment of dividends. The indenture does not restrict the issuance or repurchase of securities by us or our subsidiaries. The indenture contains no covenants or other provisions to afford you protection in the event of a highly leveraged transaction, such as a leveraged recapitalization, that would increase the level of our indebtedness, or a change in control. The indenture governing the convertible notes does not restrict us from incurring additional debt or guaranteeing indebtedness, nor does it limit the amount of indebtedness that we can issue in the future. If we incur additional debt or liabilities, our ability to pay our obligations on the convertible notes could be adversely affected. If an event of default occurs under secured indebtedness, the lenders thereunder will have the right to exercise the remedies (such as foreclosure) available to a secured lender under applicable law and the agreements governing the indebtedness. Since the convertible notes are unsecured, the lenders under secured indebtedness would have a prior claim on our assets.

OUR INDEBTEDNESS AND DEBT SERVICE OBLIGATIONS WILL INCREASE WITH THE ISSUANCE OF THE CONVERTIBLE NOTES, WHICH MAY ADVERSELY AFFECT OUR CASH FLOW, CASH POSITION AND SHARE PRICE.

We intend to fulfill our debt service obligations from existing cash, investments and our operations. In the future, if we are unable to generate cash or raise additional cash financings sufficient to meet these obligations and need to use existing cash or liquidate investments in order to fund these obligations, we may have to delay or curtail research and development programs.

Our indebtedness could have significant additional negative consequences, including, without limitation:

o requiring the dedication of a portion of our expected cash flow to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including funding our research and development programs and other capital expenditures;

o    increasing our vulnerability to general adverse economic conditions;

o    limiting our ability to obtain additional financing; and

o placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

THE CONVERTIBLE NOTES THAT WE ARE OFFERING ARE NOT SECURED BY ANY OF OUR ASSETS. HOWEVER, WE MAY INCUR ADDITIONAL LIABILITIES THAT MAY BE SECURED BY OUR ASSETS AND, THEREFORE, OUR FUTURE LENDERS MAY HAVE A PRIOR CLAIM ON OUR ASSETS.

The convertible notes are not secured by any of our assets. However, we may enter into financing arrangements with future lenders that are secured by a pledge of our assets. If we become insolvent or are liquidated, or if payment under any of the instruments governing our secured debt is accelerated, the lenders under these instruments will be entitled to exercise the remedies available to a secured lender under applicable laws and pursuant to instruments governing such debt. Accordingly, these lenders may have a prior claim on certain of our assets. Because the convertible notes are not secured by any of our assets, it is possible that our remaining assets might be insufficient to satisfy your claims in full.

THE TRADING PRICE OF THE CONVERTIBLE NOTES MAY BE VOLATILE.

The trading price of the convertible notes could be subject to significant fluctuation and future trading prices of the convertible notes will depend on many factors, including but not limited to prevailing interest rates, our operating results, the price of our ordinary shares, the market for similar securities, securities analysts' recommendations regarding our securities and general economic conditions. Additionally, it is possible that the market for the convertible notes will be subject to disruptions that may have a negative effect on the holders of the convertible notes, regardless of our prospects or financial performance.

THE CONVERTIBLE NOTES ARE A NEW ISSUANCE OF SECURITIES FOR WHICH THERE HAS BEEN NO PRIOR PUBLIC TRADING MARKET, AND WE CANNOT ASSURE YOU THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THE NOTES.

The convertible notes will be listed on the TASE. However, there has been no prior market for the convertible notes. We cannot predict whether an active trading market for the convertible notes will develop or, if such market develops, how liquid it will be. If an active trading market for the convertible notes does not develop, the market price and liquidity of the convertible notes may be adversely affected.

THE MARKET PRICE OF OUR ORDINARY SHARES MAY BE VOLATILE AND YOU MAY NOT BE ABLE TO RESELL THE SHARES ISSUED TO YOU UPON CONVERSION OF THE NOTES AT OR ABOVE THE PRICE YOU PAID, OR AT ALL.

The stock markets in general have experienced during the past few years extreme price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect the market price of our ordinary shares. During 2003, for example, the market price of our ordinary shares traded on the NASDAQ fluctuated between $7.04 and $2.10, during 2004, the market price of our ordinary shares fluctuated between $7.49 and $3.92, and during 2005, the market price fluctuated between $4.90 and $3.60. The market price of our ordinary shares may continue to fluctuate substantially due to a variety of factors, including:

o any actual or anticipated fluctuations in our or our competitors' quarterly revenues and operating results;

o shortfalls in our operating results from levels forecast by securities analysts;

o    public announcements concerning us or our competitors;

o the introduction or market acceptance of new products or service offerings by us or by our competitors;

o    changes in product pricing policies by us or our competitors;

o    changes in security analysts' financial estimates;

o    changes in accounting principles;

o    sales of our shares by existing shareholders; and

o    the loss of any of our key personnel.

In addition, economic, political, and market conditions and military conflicts and, in particular, those specifically related to the State of Israel, may affect the market price of our shares.

OUR ORDINARY SHARES ARE TRADED ON MORE THAN ONE MARKET AND THIS MAY RESULT IN PRICE VARIATIONS.

Our ordinary shares trade on the Nasdaq National Market and the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets will take place in different currencies (dollars on the Nasdaq National Market and NIS on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

     FUTURE SALES OF OUR SHARES IN THE PUBLIC MARKET OR ISSUANCES OF ADDITIONAL SECURITIES COULD CAUSE THE MARKET PRICE FOR OUR ORDINARY SHARES TO FALL.

As of January 26, 2006, we had 13,695,838 ordinary shares outstanding (excluding 1,734,565 held by two of our wholly owned subsidiaries). In addition, we have reserved 2,765,817 ordinary shares for issuance under our option plans. We also have certain commitments described below to issue BluePhoenix ordinary shares and register them for resale.

We have made a commitment to purchase from First Israel Mezzanine Investors Ltd., known as FIMI, promissory notes issued by Intercomp Ltd., one of our subsidiaries, in an aggregate principal amount of $3.5 million plus interest accrued since January 2001 at an annual rate of 5%. Of the principal amount of such promissory notes, $1.16 million plus the interest accrued may be paid, subject to FIMI's approval, in BluePhoenix's ordinary shares. We agreed to register the shares underlying FIMI's option for resale in the event that we repay the promissory notes in shares. We also issued to FIMI warrants to purchase up to 140,000 BluePhoenix's ordinary shares and undertook to issue to FIMI additional warrants to purchase up to 133,000 ordinary shares. Under certain circumstances, we will be obliged to register for resale the shares underlying the warrants to purchase up to 133,000 ordinary shares to be issued to FIMI.

In addition, as part of a $5 million private placement we completed on March 30, 2004, we issued to each of the participating four institutional investors, convertible debentures and warrants exercisable into BluePhoenix's ordinary shares. If all such debentures, including interest, are converted into BluePhoenix's ordinary shares and the warrants are fully exercised, we would be required to issue to the investors up to 1,238,095 ordinary shares, subject to adjustments. Under certain circumstances, the investors are entitled to purchase additional convertible debentures and warrants, which if converted and exercised in full, would increase the number of issued shares by an additional 866,666 ordinary shares. In connection with the private placement, we filed a registration statement for the resale of the ordinary shares underlying the convertible debentures and warrants.

For more information about the $5 million private placement, see "Item 6.E. Share Ownership" of our Form 20-F for 2004.

In addition, under an agreement entered into in April 2004 between us and Israel Infinity Venture Capital Partners Ltd., referred to as Infinity, upon the exercise of certain options contemplated in the agreement, we may be obliged to issue to Infinity, 100,000 BluePhoenix's ordinary shares and an additional amount of shares to be calculated in accordance with the terms of the agreement. For more information about this agreement, see "Item 4.B. Business Overview -Investments and Acquisitions" of our Form 20-F for 2004.

In addition, certain of our shareholders, holding in the aggregate 10,186,401 ordinary shares, have registration rights with respect to the shares they hold, including piggyback rights.

If a large number of our ordinary shares are sold in a short period, the price of our ordinary shares would likely decrease.

In addition, the price of our ordinary shares could be affected by possible sales of our ordinary shares by investors who view the convertible notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that may develop involving our ordinary shares. The hedging or arbitrage could, in turn, affect the trading prices of the convertible notes.

THE TRADING PRICE OF THE CONVERTIBLE NOTES COULD BE SIGNIFICANTLY AFFECTED BY THE TRADING PRICE OF OUR ORDINARY SHARES.

We expect that the trading price of the convertible notes will be significantly affected by the trading price of our ordinary shares, the general level of interest rates and our credit quality. This may result in greater volatility in the trading price of the convertible notes than would be expected for nonconvertible debt securities. It is impossible to predict whether the price of our ordinary shares or interest rates will rise or fall. Trading price of our ordinary shares will be influenced by our operating results and prospects and by economic, financial, regulatory and other factors including those described in this prospectus. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, could affect the trading price of our ordinary shares, and therefore the trading price of the convertible notes.

IF YOU HOLD CONVERTIBLE NOTES, YOU WILL NOT BE ENTITLED TO ANY RIGHTS WITH RESPECT TO OUR ORDINARY SHARES, BUT YOU WILL BE SUBJECT TO CERTAIN CHANGES MADE WITH RESPECT TO OUR ORDINARY SHARES.

If you hold convertible notes, you will not be entitled to any rights with respect to our ordinary shares (including, without limitation, voting rights and rights to receive dividends, if any, or other distributions on our ordinary shares), but you will be subject to certain changes affecting the ordinary shares. You will only be entitled to rights on the ordinary shares if and when we deliver ordinary shares to you in exchange for your convertible notes. For example, in the event that an amendment is proposed to our Articles of Association requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery to you of our ordinary shares, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our ordinary shares.

CONVERSION OF THE CONVERTIBLE NOTES WOULD DILUTE THE OWNERSHIP INTEREST OF OUR EXISTING SHAREHOLDERS.

The conversion of some or all of the convertible notes would dilute the ownership interests of our existing shareholders. Any sales in the public market of our ordinary shares issuable upon such conversion could adversely affect the prevailing market prices of our ordinary shares. In addition, the existence of the convertible notes may encourage short selling by market participants because the conversion of the convertible notes could depress the price of our ordinary shares.

THE CONVERSION RATE OF THE CONVERTIBLE NOTES MAY NOT BE ADJUSTED FOR ALL DILUTIVE EVENTS.

The conversion rate of the convertible notes is subject to adjustment for certain events, including, but not limited to, the issuance of bonus shares, stock dividends on our ordinary shares, certain issuances of rights or warrants, subdivisions, combinations and certain cash dividends as described in the sections titled "Adjustment of Conversion Shares" and "Provisions Protecting the Noteholders during the Conversion Period" (in the Hebrew language). The conversion rate will not be adjusted for other events, such as a third party tender or exchange offer or an issuance of ordinary shares for cash, which events may adversely affect the trading price of the convertible notes or of our ordinary shares. An event that adversely affects the value of the convertible notes may occur which does not result in an adjustment to the conversion rate.

WE MAY NOT BE ABLE TO MAKE OUR DEBT PAYMENTS IN THE FUTURE.

Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on financial, competitive, and other factors, including some factors that are beyond our control. If we are unable to generate sufficient cash flow from operations to meet principal and interest payments on our debt, we may have to refinance all or part of our indebtedness. In addition, cash flows from our operations may be insufficient to repay in full at maturity the convertible notes, in which case the convertible notes may need to be refinanced. Our ability to refinance our indebtedness, including the convertible notes, will depend on, among other things:

o    our financial condition at the time;

o    restrictions in agreements governing our debt; and

o    other factors, including market conditions.

We cannot ensure that any such refinancing would be possible on terms that we could accept or that we could obtain additional financing. If refinancing will not be possible or if additional financing will not be available, we may have to sell our assets under circumstances that might not yield the highest prices, or default on our debt obligations, including the convertible notes, which would permit our noteholders and holders of other outstanding indebtedness to accelerate their maturity dates.

OUR EXISTING CREDIT FACILITIES CONTAIN A NUMBER OF RESTRICTIONS AND OBLIGATIONS THAT LIMIT OUR OPERATING AND FINANCIAL FLEXIBILITY.

Our credit facilities contain a number of restrictive covenants that limit our operating and financial flexibility. These covenants, among other things, restrict our ability to pledge our assets, dispose of assets, make loans or give guarantees, make certain acquisitions and engage in mergers or consolidations. Our credit facilities also contain covenants regarding maintaining certain financial ratios. See the section titled "Capitalization" below.

Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. There can be no assurance that such obligations will not materially adversely affect our ability to finance our future operations or the manner in which we operate our business. In particular, any non-compliance with performance-related covenants and other undertakings of our credit facilities could result in an acceleration of our outstanding debt under our credit facilities and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition and results of operations.

In some circumstances, a change of control of BluePhoenix will constitute an event of default under our credit facilities and we could be required to repay our debts to the banks. If thiss occurs, we may not have the financial resources to make the necessary repayments of the notes.

WE WILL HAVE BROAD DISCRETION IN HOW TO USE THE PROCEEDS FROM THIS OFFERING AND WE MAY APPLY THE PROCEEDS FOR USES WITH WHICH YOU DO NOT AGREE.

We intend to use the net proceeds from the offering for working capital, general corporate purposes, payment to FIMI for promissory notes and funding of potential acquisitions and investments in complementary business, technologies or products. We currently do not have commitments for specific acquisitions or investments and our management retains the right to use the proceeds as it determines appropriate. Our ability to use broad discretion with the proceeds from this offering may result in our shareholders disagreeing with our business practices and being generally dissatisfied with their investment.

RECENT DEVELOPMENTS

ZULU SOFTWARE INC.

In February 2005, we entered into an agreement to purchase up to 20% of the outstanding share capital of Zulu Software, Inc., or Zulu, on a fully diluted basis. Under the purchase agreement, the purchase price was divided into four installments, each to be paid subject to fulfillment of a certain milestone. We paid the first installment of $350,000 in February 2005 against the issuance to us of 8% of Zulu's outstanding share capital. We have not made additional payments on account of the purchase price pursuant to the purchase agreement since the agreed milestones have not been met. In January 2006, we purchased from the other shareholders of Zulu additional shares of Zulu increasing our holdings in Zulu to 72% of Zulu's outstanding share capital. The aggregate consideration we paid for this additional purchase was $2.4 million. In addition, in February 2005, we entered into an alliance agreement with Zulu for cooperation in marketing and selling Zulu's and our software tools and services.

For more information about Zulu's software solutions, see "Item 4.B Enterprise IT Migration--BluePhoenix(TM) LanguageMigrator" of our Form 20-F for 2004.

I-TER/INFORMATICA & TERRITORIO S.P.A.

In the second quarter of 2005, we entered into an agreement to purchase the entire outstanding share capital of I-Ter/Informatica & Territorio S.p.A., or I-Ter. At the first closing, held in June 2005, we purchased 51% of I-Ter's share capital, in consideration for $1.3 million. Under the terms of the transaction, we agreed to pay to the selling shareholders of I-Ter an additional consideration up to $725,000 calculated based on I-Ter's cumulative earnings before interest and taxes, referred to as EBIT, as follows: if the EBIT in any calendar year during the three-year period commencing on January 1, 2005, is equal to or greater than $6,000, we will pay the selling shareholders an additional $240,000 with respect to each such year.

In addition, we agreed to pay to the selling shareholders, at the end of the three-year period mentioned above, an additional amount equal to five times of the yearly average EBIT in the three-year period commencing on January 1, 2005, less the amounts already paid to the selling shareholders for the purchased shares.

In accordance with the purchase agreement, we undertook to purchase the remaining 49% of I-Ter's share capital, at such date which is 15 business days following the date on which the EBIT report for the year ended on December 31, 2007 is final. The consideration to be paid to the selling shareholders at the second closing shall be equal to seven times of the yearly average EBIT in the three-year period commencing on January 1, 2005, less the amounts already paid to the selling shareholders for the 51% interest. In addition, in the event that the yearly average EBIT in the three-year period commencing on January 1, 2005 is greater than $600,000, we shall pay the selling shareholders an amount equal to nine times of the difference between the yearly average EBIT in the three-year period commencing on January 1, 2005 and $600,000.

I-Ter is a developer and marketer of software solutions for migration from DL1 to DB2, and from IMS/DC to CICS, porting of applications from mainframe and Unix Sun Solaris. In the second quarter of 2005, we entered into an alliance agreement with I-Ter for cooperation in marketing and selling I-Ter's and our software tools and services.

USE OF PROCEEDS

We estimate that the net proceeds from the offering will be approximately NIS 50 million after deduction of the underwriters' fees and commissions and the estimated expenses of the offering.

We intend to use the net proceeds from this offering for working capital; general corporate purposes; payment to FIMI for 5% promissory notes issued by Intercomp Ltd., one of our subsidiaries (in an aggregate amount of approximately $4.4 million, including interest accrued thereon); and potential acquisitions of, or investments in, related businesses and technologies, as to be determined by our board of directors from time to time. We currently do not have commitments for specific acquisitions or investments. We cannot assure you that the uses will not be different. We believe that the proceeds from the offering will provide us with more financial flexibility.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2005:

o    on an actual basis; and

o as adjusted to reflect the sale of NIS 53,938,000 of convertible notes and the receipt by us of the net proceeds therefrom after deducting the discounts and underwriters' commissions and estimated offering expenses, and the application of such proceeds in the manner described in "Use of Proceeds" above.

This table should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" of our Form 20-F for 2004 and our consolidated financial statements and related notes included or incorporated by reference in this prospectus.

                                                                                       AS OF
                                                                                 SEPTEMBER 30, 2005
                                                                              --------------------------
                                                                               ACTUAL         AS ADJUSTED
                                                                              --------         ---------
                                                                                     (UNAUDITED)
                                                                              IN THOUSANDS OF US DOLLARS

Long term debt                                                                $ 12,814         $  12,814
Short term debt                                                                 27,439            27,439
Convertible notes                                                                    -            11,500
Minority interest                                                                4,910             4,910

Shareholders' equity:
    Share capital - ordinary shares of NIS 0.01 par value:  authorized
    - September 30, 2005-  30,000,000 shares; issued: September 30,
    2005 15,428,103 shares;                                                         31                31
    Capital surplus                                                             56,173            56,173
    Accumulated other comprehensive income (loss)                               (1,514)           (1,514)
    Retained earnings                                                           10,966            10,966
    Cost of 1,870,565 shares held by subsidiaries                              (14,708)          (14,708)
                                                                              --------         ---------
Total Shareholders' equity                                                      50,948            50,948
                                                                              ========         =========
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                    $ 96,111         $ 107,611
                                                                              ========         =========

The discussion and table above do not give effect to the sale of 136,000 ordinary shares by a wholly owned subsidiary in January 2006. In addition, the discussion and table above do not include 2,765,817 ordinary shares issuable upon exercise of outstanding options; 285,714 ordinary shares issuable upon exercise of outstanding warrants; 954,198 ordinary shares issuable upon conversion of outstanding convertible debentures; and approximately 2,100,000 ordinary shares issuable upon conversion of the convertible notes offered hereunder.

ADDITIONAL INFORMATION REGARDING FINANCING FACILITIES

CREDIT FACILITIES WITH BANKS

We have entered into credit facilities with Bank Discount Le'Israel Ltd., Bank Ha'poalim Ltd., Bank Leumi Le'Israel Ltd. and the First International Bank of Israel Ltd. of up to $21.4 million, as of January 27, 2006. The aggregate amount outstanding under these credit facilities as of January 27, 2006 is $16.6 million. We may use these credit facilities from time to time for interim financing, in accordance with our cash requirements. These credit facilities provide for loans in various currencies and bear various interest rates. In connection with these credit facilities extended to us by these banks, we are committed to certain covenants related to our operations, such as:

o maintaining a minimum level of shareholders' equity of no less than 40% of our total assets and no less than $40 million;

o maintaining a level of annual operating income before depreciation and amortization of no less than $5 million; and

o maintaining a ratio of our bank liabilities to current assets, excluding other current assets, of no more than 55%.

TO DATE, WE HAVE MET ALL SUCH COVENANTS.

ISSUANCE OF CONVERTIBLE DEBENTURES TO INSTITUTIONAL INVESTORS

On March 30, 2004, we completed a $5 million private placement to institutional investors. The terms of this transaction were amended on February 18, 2005. Under the terms of this transaction as amended, we issued to the institutional investors convertible debentures, bearing interest at a rate of LIBOR calculated on a semi-annual basis. The debentures are convertible into BluePhoenix's ordinary shares at a conversion price of $5.25 per share, which was recently adjusted to $5.24 per share, as a result of the sale of 136,000 ordinary shares by a wholly owned subsidiary. In addition, the institutional investors were granted warrants to purchase up to 285,714 of BluePhoenix's ordinary shares at an exercise price of $6.50 per share, subject to (i) adjustment for stock dividends, stock splits, recapitalization and other similar events and (ii) anti-dilution adjustment. The warrants are exercisable during a period of five years commencing on September 2004. Under certain circumstances, the institutional investors may increase their investment by an additional $3 million of debentures convertible into BluePhoenix's ordinary shares at a price of $4.50 per share, and receive warrants on the same terms as the initial warrants, exercisable into such number of BluePhoenix's ordinary shares equal to 30% of the ordinary shares into which the debentures are convertible.

For more information regarding our financing facilities, see "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources" and "Item 6.E. Share Ownership-Arrangements Involving the Issuance of BluePhoenix's Shares or Grant of Options to Purchase Shares" of our Form 20-F for 2004.

MAJOR SHAREHOLDERS

The following table presents information regarding the ownership of our ordinary shares at January 26, 2006 by each person known to us to be the beneficial owner of 5% or more of our ordinary shares. Except where we indicated otherwise, we believe, based on information furnished by these owners, that the beneficial owners of our shares listed below have sole investment and voting power with respect to the shares.

                                                    ORDINARY SHARES
NAME AND ADDRESS                                   BENEFICIALLY OWNED
----------------                                   ------------------
                                              NUMBER           PERCENT (1)
                                              ------           -----------
Formula Systems (1985) Ltd.                8,788,164 (2)        64.2% (2)

Aaron Crystal                                789,038 (3)         5.8%

Arie Kilman                                1,305,866 (4)         9.0% (5)

----------

(1) UNLESS OTHERWISE INDICATED, PERCENTAGES IN THE ABOVE TABLE ARE BASED ON 13,695,838 ORDINARY SHARES OUTSTANDING AS OF JANUARY 26, 2006, AND DO NOT INCLUDE 1,734,565 ORDINARY SHARES THAT TWO OF OUR SUBSIDIARIES HOLD. PURSUANT TO ISRAELI LAW, THESE SHARES DO NOT CONFER UPON OUR SUBSIDIARIES ANY VOTING RIGHTS (ALTHOUGH ENTITLE THEIR HOLDERS TO PARTICIPATION RIGHTS UPON DISTRIBUTION). IN JANUARY 2006, ONE OF OUR SUBSIDIARIES SOLD 136,000 SHARES HELD BY IT TO ISRAELI INSTITUTIONAL INVESTORS IN ISRAEL.

(2) FORMULA OWNS OF RECORD 8,033,026 ORDINARY SHARES CONSTITUTING APPROXIMATELY 58.7% OF OUR OUTSTANDING ORDINARY SHARES. DURING 2003 THROUGH 2005, FORMULA PURCHASED 183,135 ORDINARY SHARES IN THE OPEN MARKET. DAN GOLDSTEIN, A MEMBER OF OUR BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF FORMULA, OWNS 424,510 ORDINARY SHARES. GAD GOLDSTEIN, THE CHAIRMAN OF OUR BOARD OF DIRECTORS AND A DIRECTOR AND PRESIDENT OF FORMULA, OWNS 330,628 ORDINARY SHARES. MESSRS. DAN GOLDSTEIN AND GAD GOLDSTEIN HAVE ENTERED INTO AGREEMENTS, WHICH REQUIRE THEM TO VOTE THEIR ORDINARY SHARES AS INSTRUCTED BY FORMULA. AS A RESULT OF THESE VOTING AGREEMENTS, FORMULA BENEFICIALLY OWNS APPROXIMATELY 64.2% OF OUR OUTSTANDING SHARES. DAN GOLDSTEIN HOLDS, THROUGH A WHOLLY OWNED COMPANY, 50% INTEREST IN FIMGOLD LP WHICH OWNS 33% OF THE OUTSTANDING SHARES OF FORMULA. GAD GOLDSTEIN OWNS 3.0% OF THE OUTSTANDING SHARES OF FORMULA. MESSRS. DAN AND GAD GOLDSTEIN ARE BROTHERS. BASED ON THE FOREGOING, DAN GOLDSTEIN AND GAD GOLDSTEIN EACH MAY BE DEEMED TO SHARE WITH FORMULA THE POWER TO VOTE AND DISPOSE OF OUR ORDINARY SHARES BENEFICIALLY OWNED BY FORMULA. EACH OF DAN GOLDSTEIN AND GAD GOLDSTEIN DISCLAIMS BENEFICIAL OWNERSHIP OF THE ORDINARY SHARES BENEFICIALLY OWNED BY FORMULA.

(3) INCLUDES 294 SHARES THAT ANAT CRYSTAL, MR. CRYSTAL'S SPOUSE, BENEFICIALLY OWNS. DURING 2003 THROUGH 2005, MR. CRYSTAL SOLD 404,662 ORDINARY SHARES IN THE OPEN MARKET.

(4) INCLUDES CURRENTLY EXERCISABLE OPTIONS TO PURCHASE 696,667 ORDINARY SHARES. THE PERCENTAGE OF HOLDINGS INCLUDES THOSE OPTIONS. IN NOVEMBER 2002, AS PART OF THE SHARE EXCHANGE TRANSACTION WITH LIRAZ, WE ISSUED TO ARIE KILMAN, A FORMER SHAREHOLDER OF LIRAZ, 625,183 OF OUR ORDINARY SHARES. IN 2003, MR. KILMAN SOLD 33,369 ORDINARY SHARES IN THE OPEN MARKET AND IN 2005, MR. KILMAN PURCHASED 17,385 ORDINARY SHARES IN THE OPEN MARKET.

(5) PERCENTAGE IS CALCULATED BASED ON 14,556,380 ORDINARY SHARES OUTSTANDING, WHICH INCLUDE CURRENTLY EXERCISABLE OPTIONS TO PURCHASE 860,542 ORDINARY SHARES HELD BY TWO OFFICERS OF THE COMPANY.

ALL OF OUR ORDINARY SHARES HAVE EQUAL VOTING RIGHTS. UNDER OUR TWO BUY-BACK PROGRAMS (AS DESCRIBED IN "ITEM 5.B. LIQUIDITY AND CAPITAL RESOURCES" OF OUR FORM 20-F FOR 2004), TWO OF OUR SUBSIDIARIES PURCHASED 1,870,565 OF OUR ORDINARY SHARES, OF WHICH 136,000 SHARES WERE SOLD IN JANUARY 2006 TO ISRAELI INSTITUTIONAL INVESTORS IN ISRAEL. UNDER APPLICABLE ISRAELI LAW, SO LONG AS THE SHARES ARE HELD BY OUR SUBSIDIARIES, THEY HAVE NO VOTING RIGHTS BUT CONFER UPON THEIR HOLDERS PARTICIPATION RIGHTS UPON DISTRIBUTION.

AS OF JANUARY 13, 2006, THERE WERE 32 RECORD HOLDERS OF OUR ORDINARY SHARES. OF THESE RECORD HOLDERS, 18 HOLDERS HAD MAILING ADDRESSES IN THE UNITED STATES OWNING AN AGGREGATE OF APPROXIMATELY 20% OF OUR OUTSTANDING ORDINARY SHARES. AS OF JANUARY 13, 2006, WE HAD APPROXIMATELY 1,200 BENEFICIAL SHAREHOLDERS.

RELATED PARTY TRANSACTIONS

In addition to the information included in "Item 7.B. Related Party Transactions" of our Form 20-F for 2004, the following related party transactions have been entered during the last three financial years preceding the date of this prospectus:

PURCHASE OF LETMEKNOW SHARES AND POLYGLOT SHARES BY FORMULA VISION

In September 2001, we entered into an agreement with Formula Vision Technologies (F.V.T.) Ltd., pursuant to which we sold to Formula Vision our entire shareholdings in LetMeKnow Ltd. and Polyglot Ltd., for aggregate consideration of $1.5 million. The consideration was determined in negotiations between the parties, and reflects in our opinion the fair price of the sold shares in each of the companies. In addition, we transferred to Formula Vision our undertakings in connection with convertible loans in an aggregate of $400,000 and guarantees of $600,000 extended to LetMeKnow, and a shareholders' loan of $82,000 and guarantees of up to $1.1 million extended to Polyglot. As a result, we were released from all of our obligations in connection therewith. In connection with this transaction, Formula Vision has granted us an option, exercisable within three years from the date of closing, to purchase up to 10% of the shares sold to Formula Vision, at the same purchase price set out in the agreement between the parties. The option has not been exercised and has expired. This transaction is considered a related party transaction since Dan and Gad Goldstein serve as directors of Formula Vision and of our company.

PURCHASE OF ALPHATEC SHARES FROM INTERCOMP

In December 2003, we purchased from Intercomp a 65% controlling interest in BluePhoenix Solutions SRL. (formerly known as Alphatech (2000) Srl.) for an aggregate consideration of $100,000. The amount of consideration was negotiated between the parties. Alphatech, a company incorporated in Romania, provides software development services. Alphatech employs 40 employees, of which 35 are professional software engineers.

INDEMNIFICATION OF OFFICE HOLDERS

Since July 2003, we grant to our office holders indemnification letters covering acts performed in their capacity as office holders of our company. On December 27, 2005, our shareholders approved an amendment to those indemnification letters, following a recent amendment to the Companies Law, 1999. Pursuant to the new indemnification letters, we undertake to indemnify each office holder to the maximum extent permitted by law in respect of the following for any act or omission taken or made by the office holder in his or her capacity as an office holder of our company:

o any financial obligation imposed on the office holder in favor of another person by a court judgment, including a settlement or an arbitrator's award approved by court,

o all reasonable litigation expenses, including attorney's fees, expended by the office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder and either (a) concluded without the imposition of any financial liability in lieu of criminal proceedings; or (b) concluded with the imposition of a financial liability in lieu of criminal proceeding but relates to a criminal offense that does not require proof of MENS REA (criminal intent); and

o all reasonable litigation expenses, including attorney's fees, expended by the office holder or charged to him or her by a court in a proceeding instituted against the office holder by us or on our behalf or by another person, or in any criminal proceedings in which the office holder is acquitted, or in any criminal proceedings of a crime which does not require proof of MENS REA (criminal intent) in which the office holder is convicted.

The indemnification also applies to any action taken by the office holder in respect of an act performed in his or her capacity as an office holder or an employee of one of our subsidiaries or as a director or observer at board of directors' meetings of one of our affiliates. Our undertaking for indemnification is limited to up to 25% of our shareholders' equity at the time of the claim for indemnification.

Our undertaking for indemnification does not apply to a liability incurred as a result of any of the following:

o a breach by the office holder of his or her duty of loyalty, unless, to the extent permitted by law, the office holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of our company;

o a willful breach by the office holder of his or her duty of care, unless such breach was solely due to negligence;

o an action taken or not taken with the intent of unlawfully realizing personal gain;

o    a fine or penalty imposed on the office holder for an offense; and

o a counterclaim made by us in connection with a claim against us filed by the office holder.

Our undertaking for indemnification is limited to such events specified in the indemnification letter and determined by our board of directors to be foreseeable in light of the company's operations.

Under the indemnification letters, we exempt our office holders to the fullest extent permitted by law, from liability for damages caused as a result of a breach by the office holder of his or her duty of care to the company.

ADDITIONAL INFORMATION

SHARE CAPITAL

We are authorized to issue 30,000,000 ordinary shares, par value NIS 0.01 par share. As of September 30, 2005, we had 13,557,538 ordinary shares issued and outstanding and as of January 26, 2006, we had 13,695,838 ordinary shares issued and outstanding. These numbers of outstanding shares exclude 1,870,565 ordinary shares held by two of our wholly owned subsidiaries as of September 30, 2005. Under Israeli law, the shares held by our subsidiaries do not confer any voting rights as long they are held by the subsidiaries (although entitle their holders to participation rights upon distribution). In January 2006, one of our subsidiaries sold 136,000 ordinary shares held by it, and as of January 27, 2006, 1,734,565 ordinary shares are held by our subsidiaries.

Since January 2002, we have issued the following ordinary shares:

o In November 2002, we purchased through a share exchange transaction 86% of the outstanding share capital of Liraz. As part of the transaction, we issued to Liraz's selling shareholders, including Formula, 3,478,624 of our ordinary shares, constituting an aggregate of 26% of our outstanding share capital. Of these shares, we issued to Formula 2,343,113 ordinary shares.

o    During the years 2002, 2003, 2004 and 2005, we issued 90,000, 35,267,
     33,767, and 10,099 of our ordinary shares, respectively, upon exercise of options by our employees and directors. The price paid upon exercise of these options varies between $2.30 and $4.50 per share.

o In January 2004, we purchased the entire outstanding share capital of CePost Ltd. As part of the transaction, we issued to the selling shareholders an aggregate of 31,496 ordinary shares.

All of our outstanding ordinary shares, including the ordinary shares held by two of our wholly owned subsidiaries, are validly issued and fully paid and will not have preemptive rights, rights of first refusal or co-sale rights. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our memorandum of association, articles of association or the laws of Israel.

Pursuant to BluePhoenix 2003 Employee Stock Option Plan, we reserved 2,765,817 ordinary shares for issuance to our and our subsidiaries' directors, officers, consultants and employees. The table below shows the number of ordinary shares underlying the options outstanding as of January 26, 2006 under our 2003 option plan, the exercise price of the options and their expiration date.

       NUMBER OF ORDINARY SHARES        EXERCISE
         UNDERLYING THE OPTIONS        PRICE IN $           EXPIRATION
         ----------------------        ----------           ----------
                 451,400               5.20-6.50               2006
                   2,000                  6.50                 2007
                  80,000                  8.00                 2008
                 131,600              5.50 - 10.50             2010
                  39,183                  4.50                 2011
                 230,000                  3.00                 2012
                 840,201                2.25-6.00              2013
                 143,721                  6.00                 2014
                 834,712               4.00 - 6.00             2015
               ---------
               2,765,817


For additional information with respect to our commitments to issue BluePhoenix ordinary shares, see "Item 7.E. Share Ownership" of our Form 20-F for 2004.

ANTI-TAKEOVER PROVISIONS; MERGERS AND ACQUISITIONS UNDER ISRAELI LAW

Mergers

The Companies Law permits merger transactions if approved by each party's board of directors and shareholders. In determining whether the required majority has approved the merger in the event of "cross ownership" between the merging companies, namely, if the merging company's shares are held by the other party to the merger, or by any person holding at least 25% of the means of control of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party to the merger or by such person, or anyone acting on behalf of either of them, including any of their affiliates, is sufficient to reject the merger transaction. In the event that the merger transaction has not been approved by the special majority described above, the holders of at least 25% of the voting rights of such company may apply to the court for approval of the merger. The court may approve the merger if it is found that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger. A merger may not be consummated unless at least 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies and 30 days have passed from the date of the approval of the shareholders of the merging companies.

THE COMPANIES LAW FURTHER PROVIDES THAT THE FOREGOING APPROVAL REQUIREMENTS WILL NOT APPLY TO SHAREHOLDERS OF A WHOLLY-OWNED SUBSIDIARY IN A ROLLUP MERGER TRANSACTION, OR TO THE SHAREHOLDERS OF THE ACQUIRER IF:

o the transaction does not involve an amendment to the acquirer's memorandum or articles of association;

o the transaction does not contemplate the issuance of more than 20% of the voting rights of the acquirer which would result in any shareholder becoming a controlling shareholder; and

o there is no "cross ownership" of shares of the merging companies, as described above.

TENDER OFFERS

THE COMPANIES LAW PROVIDES THAT AN ACQUISITION OF SHARES OF A PUBLIC COMPANY MUST BE MADE BY MEANS OF A TENDER OFFER IF AS A RESULT OF THE ACQUISITION, THE PURCHASER WOULD BECOME A HOLDER OF 25% OR MORE OF THE VOTING RIGHTS IN THE COMPANY. THIS RULE DOES NOT APPLY IF THERE IS ALREADY ANOTHER HOLDER OF 25% OR MORE OF THE VOTING RIGHTS IN THE COMPANY. SIMILARLY, THE COMPANIES LAW PROVIDES THAT AN ACQUISITION OF SHARES IN A PUBLIC COMPANY MUST BE MADE BY MEANS OF A TENDER OFFER IF AS A RESULT OF THE ACQUISITION THE PURCHASER WOULD BECOME A HOLDER OF MORE THAN 45% OF THE VOTING RIGHTS OF THE COMPANY, IF THERE IS NO OTHER HOLDER OF MORE THAN 45% OF THE VOTING RIGHTS OF THE COMPANY.

THE FOREGOING PROVISIONS DO NOT APPLY TO:

o a private placement in which the company's shareholders approved such holder owning 25% or more of the voting rights in the company (if there is no other shareholder that holds 25% or more of the voting rights in the company) or more than 45% of the voting rights in the company (if there is no other shareholder that holds 45% or more of the voting rights in the company); or

o a purchase from an existing holder of 25% or more of the voting rights in the company that results in another person becoming a holder of 25% or more of the voting rights in the company or a purchase from an existing holder of more than 45% of the voting rights in the company that results in another person becoming a holder of more than 45% of the voting rights in the company.

The Companies Law also provides that if following any acquisition of shares, the acquirer holds 90% or more of the company's shares or of a class of shares, the acquisition must be made by means of a tender offer for all the target company's shares or all the shares of the class, as applicable. An acquirer who wishes to eliminate all minority shareholders must do so by way of a tender offer. If as a result of a full tender offer the acquirer would own more than 95% of the outstanding shares, then all the shares that the acquirer offered to purchase will be transferred to it. If, however, the tender offer to acquire 95% is not successful, the acquirer may not acquire shares tendered if by doing so the acquirer would own more than 90% of the shares of the target company.

LEGAL PROCEEDINGS

IN JULY 2003, A FORMER LIRAZ SHAREHOLDER FILED AN APPLICATION WITH THE TEL AVIV, JAFFA DISTRICT COURT TO APPROVE A CLAIM FILED BY HIM AGAINST US, AS A CLASS ACTION. THE CLAIM RELATES TO THE ACQUISITION OF LIRAZ SHARES, WHICH WE COMPLETED IN MARCH 2003. A PRELIMINARY HEARING HAS BEEN SCHEDULED FOR THIS LAWSUIT FOR FEBRUARY 21, 2006. BASED ON OUR ANALYSIS OF THE STATEMENT OF CLAIM, INCLUDING AN EVALUATION OF THE FAIR VALUE OF THE LIRAZ SHARES, AND THE PRICE PAID FOR LIRAZ IN A PREVIOUS TRANSACTION IMMEDIATELY PRIOR TO THE TENDER OFFER, WE BELIEVE THAT THE ALLEGATIONS AGAINST US IN THIS PROCEEDING ARE WITHOUT MERIT AND WE INTEND TO VIGOROUSLY DEFEND THE CLAIM AND CONTEST THE ALLEGATIONS MADE THEREIN. FOR MORE INFORMATION ABOUT THIS CLAIM AND OTHER LEGAL PROCEEDINGS, SEE "ITEM 8.A. LEGAL PROCEEDINGS" OF OUR FORM 20-F FOR 2004.

UNDERWRITING

This offering is being underwritten by the following leading underwriters:

NAME OF UNDERWRITER                                        ADDRESS
-------------------                                        -------

Poalim I.B.I. - Underwriting & Issuing Ltd.     9 Ahad Haam St., Tel-Aviv

Clal Finance Underwriting Ltd.                  37 Menachem Begin St., Tel-Aviv

Meitav Underwriting Ltd.                        4 Berkowitz St., Tel-Aviv

Altshuler Shacham Management Underwriters       18 Rotschild Blvd., Tel-Aviv
and Investments Ltd.

Rosario Capital Ltd.                            52 Menachem Begin Rd., Ramat-Gan


To the extent known to us, major shareholders, directors or members of our management do not intend to subscribe in the offering at all, and to the extent known to us, no person intends to subscribe for more than 5% of the offering, other than the underwriters listed in the table above.

See the section titled "Underwriting Agreement" in this prospectus (in the Hebrew language) for a description of the terms of the underwriting agreement. Each of the underwriters committed to subscribe for such number of securities, as provided in such section.

The underwriters are committed to take and pay for any securities not purchased by the public in the offering.

The series A convertible notes being offered under this prospectus and the ordinary shares issuable upon conversion of the notes offered hereby have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States or to U.S. Persons (as such term is defined in Regulation S promulgated under the U.S. Securities Act) unless these securities are registered under the U.S. Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available.

EXPENSES OF THE OFFERING

The aggregate amount that we expect to pay for consulting fees, distribution fees and commitment fees in connection with this offering is approximately $520,000. We estimate that our other expenses will be approximately $115,000.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are allowed to incorporate by reference the information we file with the Securities and Exchange Commission (SEC), which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference herein the documents listed below:

(1) Our annual report on Form 20-F for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on March 31, 2005; and

(2) Our current reports on Form 6-K as filed with the Securities and Exchange Commission on May 9, 2005, August 9, 2005, November 14, 2005, November 30, 2005 and January 12, 2006, two current reports on Form 6-K as filed on January 17, 2006, our current report on Form 6-K as filed on January 31, 2006 and Form 6-K/A as filed on January 19, 2006.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

You may obtain a copy of any or all of these filings at no cost, by writing or telephoning us at the following address:

BluePhoenix Solutions Ltd.
8 Maskit Street
Herzlia 46120
Israel
Tel: (972) 9-952-6110
Fax: (972) 9-952-6111
Attention: Yael Peretz, Adv., Legal Advisor

These filings can also be found on our web site www.bphx.com under the tab "Investor Relations."

Our ordinary shares are listed on the TASE. However, because our ordinary shares are also listed on the NASDAQ National Market, we are exempt from certain of the reporting obligations specified in Chapter Six of the Israeli Securities Law, 1968, that would otherwise be applicable to a company traded on the TASE, provided that a copy of each report submitted in accordance with applicable United States laws or NASDAQ rules is filed with the Israel Securities Authority and the TASE within the time specified under Israeli law.

DIRECTORS AND THEIR SHARE OWNERSHIP

The following table includes a list of our directors as of the date of this prospectus and presents information regarding the ownership of our ordinary shares by them, as of January 26, 2006. The percentage of outstanding ordinary shares is based on 13,695,838 ordinary shares outstanding as of January 26, 2006 (excluding 1,734,565 shares held by two of our wholly owned subsidiaries).

Unless otherwise specifically indicated, the address of each of the persons set forth below is at c/o BluePhoenix, 8 Maskit Street, Herzlia 46120.

                                                                    OPTIONS TO
                                                                     PURCHASE
NAME                               SHARES BENEFICIALLY OWNED     ORDINARY SHARES
----                               -------------------------     ---------------
                                                 PERCENTAGE OF
                                                 OUTSTANDING
                                   NUMBER      ORDINARY SHARES       NUMBER
                                   ------      ---------------   ---------------
Arie Kilman (2)                    609,199           4.4%         725,000 (2)

Dan Goldstein                      424,510           3.1%

Gad Goldstein                      330,628           2.4%

Aaron Crystal                      789,038 (3)       5.8%

Shai Beilis(1)                         ___           ___

Iris Yahal(1)                          ___           ___          166,000 (4)

Naamit Salomon(1)                      ___           ___

Gur Shomron(1)                         ___           ___

Michael Chill(1)                       ___           ___

Amira Berkovitz-Amir(1)                ___           ___

All directors and officers as
a group (10 persons) (5)         3,013,917          20.7%         891,000

----------

(1) EACH OF THE DIRECTORS AND EXECUTIVE OFFICERS WHOSE HOLDINGS ARE NOT SEPARATELY SPECIFIED IN THE ABOVE TABLE BENEFICIALLY OWNS LESS THAN ONE PERCENT OF OUR OUTSTANDING ORDINARY SHARES.

(2) MR. KILMAN WAS GRANTED OPTIONS TO PURCHASE ORDINARY SHARES UNDER THE FOLLOWING TERMS: (I) CURRENTLY EXERCISABLE OPTIONS TO PURCHASE 375,000 ORDINARY SHARES AT $2.25 PER SHARE; (II) OPTIONS TO PURCHASE 200,000 ORDINARY SHARES EXERCISABLE AT $4.00 PER SHARE, OF WHICH 171,667 ARE CURRENTLY EXERCISABLE; AND (III) CURRENTLY EXERCISABLE OPTIONS TO PURCHASE 150,000 ORDINARY SHARES AT $6.00 PER SHARE.

(3) INCLUDES 294 SHARES THAT ANAT CRYSTAL, MR. CRYSTAL'S SPOUSE, BENEFICIALLY OWNS.

(4) OF THE OPTIONS GRANTED TO MS. YAHAL, OPTIONS TO PURCHASE 163,875 ORDINARY SHARES ARE CURRENTLY EXERCISABLE.

(5) INCLUDES OPTIONS TO PURCHASE 860,542 ORDINARY SHARES WHICH ARE CURRENTLY EXERCISABLE AT A PRICE AND DURING THE TERM INDICATED IN THE TABLE BELOW:

     NUMBER OF ORDINARY SHARES        EXERCISE
       UNDERLYING THE OPTIONS        PRICE IN $        EXPIRATION
       ----------------------        ----------        ----------
              391,000                   2.25           APRIL 2013
               30,000                   3.00           FEBRUARY 2012
               12,875                   3.50           SEPTEMBER 2013
              171,667                   4.00           SEPTEMBER 2013
               10,000                   4.50           APRIL 2013
               70,000                   5.00           DECEMBER 2015
               10,000                   5.50           OCTOBER 2010
              150,000                   6.00           SEPTEMBER 2015
               15,000                   6.50           NOVEMBER 2006

BOARD PRACTICES

Pursuant to our articles of association, directors are elected at a general meeting of our shareholders by a vote of the holders of a majority of the voting power represented at the meeting. Additional directors may be elected between general meetings by a majority of our directors. Our board is comprised of 10 persons, of which 3 have been determined to be independent within the meaning of the applicable NASDAQ requirements. Two of these independent directors also serve as outside directors mandated under Israeli law and subject to additional criteria to help ensure their independence. See "Outside Directors," below. Each director, except for the outside directors, holds office until the next annual general meeting of shareholders. Officers are appointed by our board of directors.

Our board of directors has appointed a compensation committee, comprised of Messrs. Gad Goldstein, Dan Goldstein, Shai Beilis, Amira Berkovitz-Amir and Arie Kilman. The compensation committee is responsible for granting options to employees and setting the compensation of our executive officers.

Companies trading on The NASDAQ Stock Market are generally required to have a majority of their board members be independent. We are exempt from this requirement under the "controlled company" exemption because more than 50% of our voting power is held by Formula.

OUTSIDE DIRECTORS

Under the Companies Law, 1999, referred to as the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint at least two outside directors. The Companies Law provides that a person may not be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as outside director, or had, during the two years preceding that date, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term "affiliation" includes:

o    an employment relationship;

o    a business or professional relationship maintained on a regular basis;

o    control; and

o    service as an office holder.

No person may serve as an outside director if the person's position or other business activities create, or may create a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If, at the time of election of an outside director, all other directors are of the same gender, the outside director to be elected must be of the other gender. Outside directors are elected by a majority vote at a shareholders' meeting, provided that either:

(1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders or their representatives voted at the meeting, vote in favor of election; or

(2) the total number of shares of non-controlling shareholders voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company.

Pursuant to a recent amendment to the Companies Law, an outside director must have financial and accounting expertise or professional qualifications, provided that at least one outside director will have financial and accounting expertise. The terms "financial and accounting expertise" and "professional qualifications" have been defined in regulations promulgated under the Companies Law.

The initial term of an outside director is three years and may be extended for an additional three years. At present, Mr. Michael Chill and Ms. Amira Berkovitz-Amir serve as our outside directors, Mr. Chill to hold office until July 2009 and Ms. Berkovitz-Amir until December 2007.

Each committee exercising the powers of the board of directors is required to include at least one outside director. However, the audit committee should include all the outside directors.

An outside director is entitled to compensation as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any compensation, directly or indirectly, in connection with services provided as an outside director. We compensate our two outside directors in accordance with regulations promulgated under the Companies Law.

QUALIFICATIONS OF OTHER DIRECTORS

Under a recent amendment to the Companies Law, the board of directors of a publicly traded company will be required to make a determination as to the minimum number of directors who must have financial and accounting expertise according to criteria which is defined in regulations promulgated under the Companies Law effective as of January 2006. According to the Companies Law, the determination of the board will be based, among other things, on the type of the company, its size, the volume and complexity of its activities and the number of directors. Our board will be required to make the determination as to the minimum number of directors with financial and accounting expertise within 90 days of the effective date of the applicable regulations.

AUDIT COMMITTEE

The Companies Law requires public companies to appoint an audit committee, comprised of at least three directors, including all of the outside directors. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee. In addition, under applicable NASDAQ rules, we are currently required to have at least three independent directors and to maintain an audit committee, whose members are independent of management. Our outside directors qualify as independent directors under the applicable NASDAQ rules and those of the Securities and Exchange Commission. We have established an audit committee, consisting of our two outside directors, Mr. Michael Chill and Ms. Amira Berkovitz-Amir, as well as Mr. Gur Shomron. The board has determined that both Michael Chill and Amira Berkovitz-Amir are "audit committee financial experts" as defined by applicable SEC regulations.

Under the Companies Law, the audit committee is responsible for overseeing the business management practices of the company in consultation with the company's internal auditor and the independent auditor, making recommendations to the board to improve such practices and approving related party transactions as required by the Companies Law. In accordance with the Sarbanes-Oxley Act and NASDAQ requirements, our audit committee is directly responsible for the appointment, compensation and oversight of our independent auditors. In addition, the audit committee is responsible for assisting the board in monitoring our financial statements and the effectiveness of our internal controls. We have adopted a formal audit committee charter which we have implemented, embodying these responsibilities.

INTERNAL AUDITOR

Under the Companies Law, the board of directors appoints an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company's actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an interested party (i.e., a holder of 5% or more of the voting rights in the company or of the issued share capital, the chief executive officer of the company or any of its directors, or a person who has the authority to appoint the company's chief executive officer or any of its directors), or a relative of an office holder or of an interested party. In addition, the company's independent accountant or its representative may not serve as the company's internal auditor.

APPROVAL OF CERTAIN TRANSACTIONS UNDER THE COMPANIES LAW

The Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder's position in the company and his personal affairs, (ii) avoiding any competition with the company, (iii) avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others and (iv) revealing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Each person listed in the table under "Directors and Senior Management" above is an office holder. Under the Companies Law, arrangements regarding the compensation of directors require the approval of the audit committee, the board of directors and shareholder approval.

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an "extraordinary transaction" as defined under the Companies Law, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing. In addition, the office holder must also disclose any interest held by any corporation in which the office holder owns 5% or more of the share capital, is a director or general manager or in which he or she has the right to appoint at least one director or the general manager. An "extraordinary transaction" is defined as a transaction other than in the ordinary course of business, otherwise than on market terms or that is likely to have a material impact on the company's profitability, assets or liabilities.

Under the Companies Law, after the office holder complies with the disclosure requirements described above, only board approval is required for any transaction which is not an extraordinary transaction, unless the articles of association of the company provide otherwise, and provided the transaction is not adverse to the company's interest. If the transaction is an extraordinary transaction, the company must receive any approval stipulated by its articles of association, the approval of the audit committee and the approval of the board of directors, as well as shareholder approval. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter unless the majority of the board members or members of the audit committee, as applicable, have a personal interest in such matter and in such case, the matter should also be approved by the shareholders of the company.

The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights in the company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder or its relative who is an office holder or an employee of the company, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval must include at least one-third of the shareholders who have no personal interest in the transaction and are voting on the subject matter or, alternatively, the total shareholdings of those who have no personal interest in the transaction who vote against the transaction must not represent more than one percent of the voting rights in the company. In certain cases provided in regulations promulgated under the Companies Law, shareholder approval is not required.

The approvals of the board of directors and shareholders are required for a private placement of securities (or a series of related private placements during a 12-month period or that are part of one continuous transaction or transactions conditioned upon each other) in which:

o the securities issued represent at least 20% of the company's actual voting power prior to the issuance of such securities, and such issuance increases the relative holdings of a 5% shareholder or causes any person to become a 5% shareholder, and the consideration in the transaction (or a portion thereof) is not in cash or in securities listed on a recognized stock exchange, or is not at a fair market value; or

o a person would become, as a result of such transaction, a controlling shareholder of the company.

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his power in the company including, among other things, voting in a general meeting of shareholders on the following matters:

o    any amendment to the articles of association;

o    an increase of the company's authorized share capital;

o    a merger; or

o approval of interested party transactions that require shareholder approval.

In addition, any controlling shareholder, any shareholder who knowingly possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company's articles of association, has the power to appoint or prevent the appointment of an office holder in the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty.

For information concerning personal interests of certain of our office holders and our principal shareholders in certain transactions with us, see "Item 7.B. Related Party Transactions" of our Form 20-F for 2004 and the section titled "Related Party Transactions" above.

EXCULPATION, INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care, provided, however, that such a breach is not related to a distribution of a dividend or any other distribution by the company.

OFFICE HOLDERS INSURANCE

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for insurance of all or a part of the liability of any of our office holders imposed on the office holder in respect of an act performed in his or her capacity as an office holder, in respect of each of the following:

o    a breach of his duty of care to us or to another person;

o a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that such act would not prejudice our interests; or

o    a financial obligation imposed on him or her in favor of another person.


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INDEMNIFICATION OF OFFICE HOLDERS

Our articles of association provide that, subject to the provisions of the Companies Law, we may indemnify our office holders in respect of an obligation or expense specified below imposed on an office holder in respect of an act performed in his or her capacity as an office holder, as follows:

(i) a financial obligation imposed on him or her in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award approved by court;

(ii) reasonable litigation expenses, including attorney's fees, incurred by the office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder; and either (a) concluded without the imposition of any financial liability in lieu of a criminal proceeding; or (b) a financial liability was imposed on him in lieu of a criminal proceeding for an offense that does not require proof of criminal intent; and

(iii) reasonable litigation expenses, including attorney's fees, expended by the office holder or charged to the office holder by a court, in a proceeding instituted against the office holder by the company or on its behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of an offense that does not require proof of criminal intent.

We may undertake to indemnify an office holder as aforesaid, (a) prospectively, provided that in respect of (i) above, the undertaking is limited to categories of events which in the opinion of our board of directors are foreseeable in light of the company's operations at the time that the undertaking to indemnify is given, and for an amount or criteria which our board has determined as reasonable under the circumstances, and further provided that that such events and amount or criteria are indicted in the indemnification undertaking; and (b) retroactively.

We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to the limitations set by the Companies Law and our articles of association, as described above. For more information, see the section titled "Major Shareholders" above.

LIMITATIONS ON EXEMPTION, INSURANCE AND INDEMNIFICATION

The Companies Law provides that a company may not indemnify an office holder, neither enter into an insurance contract that would provide coverage for any monetary liability, nor exempt an office holder from liability, with respect to any of the following:

o a breach by the office holder of his duty of loyalty, except that the company may indemnify or provide insurance coverage to the office holder if the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

o a breach by the office holder of his duty of care if the breach was done intentionally or recklessly, except for a breach that was made in negligence;

o any act or omission done with the intent to derive an illegal personal benefit; or

o    any fine levied against the office holder.

In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

We have procured directors' and officers' liability insurance and obtained all necessary approvals.


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WHERE CAN YOU FIND MORE INFORMATION

BluePhoenix is subject to the reporting requirements of the Exchange Act of 1934, as amended, that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file with the SEC reports, including annual reports on Form 20-F by June 30 each year. In addition, we file interim financial information on Form 6-K on a quarterly basis. We also furnish to the SEC under cover of Form 6-K certain other material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders. You may inspect without charge and copy at prescribed rates such material at the public reference facilities maintained by the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

The SEC maintains an Internet site at http://www.sec.gov that contains reports and other material that are filed through the SEC's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. BluePhoenix began filing through the EDGAR system beginning on November 14, 2002.

BluePhoenix's ordinary shares are quoted on the NASDAQ National Market. You may inspect reports and other information concerning BluePhoenix at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.E., Washington, D.C. 20006. You may also find our reports filed with the ISA on the Magna site whose address is http://www.magna.isa.gov.il.

Our Internet address is http://www.bphx.com. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

LEGAL MATTERS

Certain legal matters with respect to the offering are being passed upon for us by Herzog, Fox & Neeman.

EXPERTS

Ziv Haft certified public accountants (Isr.) BDO member firm, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2004, as set forth in their report which is incorporated by reference in this prospectus and elsewhere in the prospectus. Our financial statements are incorporated by reference in reliance on such firm's report given on their authority as experts in accounting and auditing. Ziv Haft certified public accountants (Isr.), a BDO member firm located at 46-48 Menahem Begin Road, Tel Aviv, have been our auditors for the last three years. Certain of the individual statutory auditors are members of the Institute of Certified Public Accountants in Israel. Personal membership in such Institute is not mandatory for individual Israeli accountants. Individual statutory auditors are however required to be licensed by the Israeli Ministry of Justice.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the consultants have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the consultants are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have change.



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